CM

BD 3/6

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

03014718

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51958

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2002 (MM/DD/YY) AND ENDING 12/31/2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: KBC Securities Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

125 West 55th street - 11th Flr.
(No. and Street)

New York (City) N.Y. (State) 10019 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Louis M. Milano 212-541-0673
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

5 Times Square (Address) **New York** (City) **NY** (State) **10036** (Zip Code)

PROCESSED
MAR 20 2003
THOMSON FINANCIAL

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC MAIL PROCESSING RECEIVED MAR 03 2003 WASH. D.C. 155 SECTION

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

MC 3/18

OATH OR AFFIRMATION

I, Louis M. Milano, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of KBC Securities Inc., as of 12/31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

None

MICHAEL V. CURRAN
Notary Public, State of New York
No. 31-5003522
Qualified in New York County
Commission Expires 10/26/06

[Signature]
Signature

Chief Operating Officer
Title

[Signature]
Notary Public

This report** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditors Supplementary Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATEMENT OF FINANCIAL CONDITION

KBC Securities Inc.
(A wholly-owned subsidiary of KBC Securities N.V. Brussels)

December 31, 2002
with Report of Independent Auditors

KBC Securities Inc.
(A wholly-owned subsidiary
KBC Securities N.V. Brussels)

Statement of Financial Condition

December 31, 2002

Contents

ERNST & YOUNG

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Phone: (212) 773-3000
www.ey.com

Report of Independent Auditors

The Board of Directors
KBC Securities Inc.

We have audited the accompanying statement of financial condition of KBC Securities Inc. (the "Company") as of December 31, 2002. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the statement of financial condition. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of KBC Securities Inc. at December 31, 2002, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

February 24, 2003

KBC Securities Inc.
(A wholly-owned subsidiary of
KBC Securities N.V. Brussels)

Statement of Financial Condition

December 31, 2002

Assets	
Cash and cash equivalents	$ 1,353,690
Commissions receivable from Parent	70,510
Furniture, equipment and leasehold improvements—at cost (net of accumulated depreciation and amortization of $431,756)	441,360
Other assets	8,200
Total assets	$ 1,873,760
Liabilities and stockholder's equity	
Liabilities:	
Accounts payable and accrued expenses	$ 955,975
Total liabilities	955,975
Stockholder's equity:	
Common stock, $.01 par value, 1,000 shares authorized, 125 shares issued and outstanding	1
Additional paid-in capital	7,311,256
Accumulated deficit	(6,393,472)
Total stockholder's equity	917,785
Total liabilities and stockholder's equity	$ 1,873,760

See accompanying notes to statement of financial condition.

KBC Securities Inc.
(A wholly-owned subsidiary of
KBC Securities N.V. Brussels)

Notes to Statement of Financial Condition

December 31, 2002

1. Organization and Nature of Operations

KBC Securities Inc. (the "Company") is a wholly-owned subsidiary of KBC Securities N.V. Brussels ("the Parent"). The Company is registered as a broker-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. The Company, incorporated on May 18, 1999 under the laws of the State of Delaware, conducts business from its office in New York City. The Company obtained approval of its membership application and began operations in February 2000.

The Company is engaged in brokerage related activities, primarily acting as agent for U.S. institutional customers in the purchase and sale of foreign equity securities and to a lesser extent, U.S. equity securities. All foreign equity securities transactions are cleared through the Parent, a clearing broker. These trades are settled on a delivery versus payment basis. The Company clears its U.S. equity securities transactions on a fully disclosed basis through Jefferies & Company, Inc. (the "clearing broker").

2. Summary of Significant Accounting Policies

Cash and Cash Equivalents

The Company considers all cash and highly liquid debt instruments with original maturities of three months or less to be cash equivalents.

Income Taxes

The Company complies with SFAS No. 109 "Accounting for Income Taxes," which requires an asset and liability approach to financial reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established to reduce the deferred tax assets when, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

2. Summary of Significant Accounting Policies (continued)

Foreign Currency Transactions

Foreign currency transactions (principally commissions earned) are translated at the rates in effect during the period. Assets and liabilities denominated in foreign currency are translated into U.S. dollars at the rate of exchange prevailing at the close of business at the statement of financial condition date.

Depreciation and Amortization

Depreciation is provided for furniture and equipment on a straight-line basis over the estimated useful lives of the assets. Leasehold improvements are amortized on a straight-line basis over the life of the respective lease or the improvement.

Use of Estimates

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect amounts reported in the statement of financial condition and accompanying notes. Management believes that the estimates utilized in preparing its statement of financial condition are reasonable and prudent. Actual results could differ from those estimates.

3. Related Party Transactions

The commissions on foreign equity securities transactions are collected directly from Parent. The related commissions receivable amounted to $70,510 as of December 31, 2002. Service fee and lease arrangements exist for IT, accounting, rental of an affiliate's premises and other services performed by the affiliate. These fees, which are included in accounts payable and accrued expenses in the statement of financial condition, were $134,172 at December 31, 2002.

4. Income Taxes

At December 31, 2002, the Company's gross deferred tax asset of approximately $2.3 million was fully reserved since it is uncertain whether results of future operations will generate sufficient taxable income to realize the deferred tax asset. The gross deferred tax asset is due primarily to a net operating loss carryforward of approximately $6.5 million.

5. Net Capital Requirements

The Company is subject to the Uniform Net Capital requirements of the Securities and Exchange Commission (the "Commission") under Rule 15c3-1. The Commission's requirements also provide that equity capital may not be withdrawn or cash dividends paid if certain minimum net capital requirements are not met. At December 31, 2002, the Company had net capital of $397,715, which was $147,715 in excess of the amount required to be maintained at that date.

6. Commitments

The Company entered into a sublease agreement with an affiliate for office space on May 25, 1999, which also contains certain escalation clauses. The sublease expires on April 17, 2006. At December 31, 2002, the approximate future minimum base rental payments under this operating lease are as follows:

Year ending December 31:	
2003	$ 102,364
2004	102,364
2005	102,364
2006	30,425
Total minimum payments	$ 337,517